UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

THE GOLDFIELD CORPORATION

(Name of Subject Company)

THE GOLDFIELD CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

381370105

(CUSIP Number of Class of Securities)

Stephen R. Wherry

Acting Co-Chief Executive Officer

The Goldfield Corporation

1684 W. Hibiscus Boulevard

Melbourne, Florida 32901

(321) 724-1700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert S. Matlin, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, New York 10022

(212) 536-4066

This Amendment No. 4 (“Amendment No. 4”) amends Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Goldfield Corporation, a Delaware corporation (“Goldfield” or the “Company”), with the Securities and Exchange Commission on December 1, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by FR Utility Services Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of FR Utility Services, Inc., a Delaware corporation (“FR Utility”), which is an affiliate of First Reserve Fund XIV, L.P., a Cayman Islands limited partnership, to purchase all of the issued and outstanding shares of Goldfield’s common stock, par value of $0.10 per share (the “Shares”), at a purchase price equal to $7.00 per Share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, upon the terms and subject to the conditions set forth in the in the offer to purchase, dated December 1, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

As previously disclosed, subsequent to the Company filing the Schedule 14D-9 with the SEC, complaints were filed by purported stockholders of the Company in the United States District Court for the District of Delaware and the United States District Court for the Southern District of New York. On December 4, 2020, Shiva Stein, a purported stockholder of the Company, filed a lawsuit against the Company and members of the Company’s board of directors (the “Board”) (together, “Company Defendants”) in the United States District Court for the District of Delaware captioned Shiva Stein v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-01656-UNA (the “Stein Complaint”). On December 7, 2020, Hector Llorens, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned Hector Llorens v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10297 (the “Llorens Complaint”). On December 9, 2020, (1) Joseph T. Mauser, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned Joseph T. Mauser v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10370 (“Mauser Complaint”), (2) Ron Suokko, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned Ron Suokko v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10387 (the “Suokko Complaint”) and (3) Lewis D. Baker, a purported stockholder of the Company, filed a lawsuit against the Company Defendants, FR Utility and Acquisition Sub (together, “Defendants”) in the United States District Court for the District of Delaware captioned Lewis D. Baker v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, Stephen L. Appel, FR Utility Services, Inc., and FR Utility Services Merger Sub, Inc., Case No. 1:20-cv-01672-UNA (the “Baker Complaint”). As disclosed in this Amendment, No. 4, on December 11, 2020, (1) George C. Feng and Tom Feng, purported stockholders of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned George C. Feng and Tom Feng v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10496 (the “Feng Complaint”) and (2) Kristin Thoden, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Eastern District of New York captioned Kristen Thoden v. David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-06058 (the “Thoden Complaint” and together with the Stein Complaint, the Llorens Complaint, the Mauser Complaint, the Suokko Complaint, the Baker Complaint and the Feng Complaint, the “Complaints”).

The Company believes that the Complaints lack merit and that no supplemental disclosure is required under applicable laws. While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot certain of the plaintiffs’ disclosure claims in the Complaints, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, the Company has determined to supplement the Schedule 14D-9 with the disclosures set forth in Item 4 below. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. To the contrary, the Company denies all allegations in the Complaints that any additional disclosure was or is required.

On December 15, 2020, the plaintiffs in the referenced Complaints agreed that the supplemental disclosures set forth herein “moot” their respective Complaints and that, as a result, they would voluntarily dismiss their respective Complaints. Following the expiration of the Offer, the parties will attempt to resolve plaintiffs’ counsel’s anticipated request for an award of attorneys’ fees and expenses based on the purported benefit they contend was conferred on Goldfield’s stockholders as a result of the supplemental disclosures set forth herein. If agreement cannot be reached, plaintiffs’ counsel have reserved their rights to seek a fee and Defendants have reserved their right to challenge that fee application.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. This Amendment No. 4 should be read together with the Schedule 14D-9. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

The text below that is bolded and underlined is new language that has been added to the Schedule 14D-9 by this Amendment No. 4.

Item 4. Solicitation and Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the thirteenth paragraph on page 15 under the subsection “Background of the Offer” in its entirety with the following:

“During the following weeks, Stifel facilitated execution of confidentiality agreements with, and distributed the confidential information memorandum (the “CIM”) to, thirteen (13) strategic buyers and fifteen (15) financial sponsors, including Party C, Party D, Party E and Party F, Party I and Party J. All of the confidentiality agreements contained standstill provisions which terminated when the Company entered into the Merger Agreement.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting, below the thirteenth paragraph on page 16 under the subsection “Background of the Offer” the following:

“On August 27, 2020, Goldfield entered into a confidentiality agreement with Party G. The confidentiality agreements contained standstill provisions which terminated when the Company entered into the Merger Agreement.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph beginning on the bottom of page 16 and continuing to the top of page 17 under the subsection “Background of the Offer” in its entirety with the following:

“On September 2, 2020, eight (8) counterparties, including four (4) strategic and four (4) financial sponsors, submitted preliminary non-binding indications of interest at prices per share of between $4.00 and $7.36. First Reserve submitted an offer to acquire all of the equity of Goldfield at a total enterprise value of $174 million and a per share price of $5.75 or (or $6.43 per Share when excluding operating leases from net debt like items in the calculation). Party D submitted an offer at a per share price range of $5.95 to $7.36, Party E submitted an offer at a per share price of $5.46, Party F submitted an offer at a per share price range of $5.45 to $5.70, Party G submitted an offer at a per share price of $6.10, Party I submitted an offer at a per share price range of $4.90 to $5.38 and Party J submitted an offer at a per share price of $4.00.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting, below the fourth full paragraph on page 17 under the subsection “Background of the Offer” the following:

“On October 7, 2020, Goldfield entered into a confidentiality agreement with Party H. The confidentiality agreements contained standstill provisions which terminated when the Company entered into the Merger Agreement.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table and accompanying footnotes presenting the PCA Financial Projections on page 24 under the subsection “Projected Financial Information—PCA Financial Projections” with the following:

(Fiscal Year Ended December 31) ($ in millions)	2020E	2021E	2022E	2023E	2024E
PCA Revenue	$183.9	$198.1	$216.9	$235.3	$252.1
PCA EBITDA(1)	$22.7	$26.8	$32.9	$38.0	$42.7
PCA Capital Expenditures	$16.1	$11.1	$12.1	$13.2	$14.1
PCA FCF(2)	$6.6	$15.7	$20.8	$24.8	$28.5
PCA Unlevered Free Cash Flow(3)(4)	$(2.8)	$9.4	$11.6	$14.3	$17.0

(1)	Includes an adjustment for $1.4 million of one-time compensation costs related to Mr. Sottile’s passing in 2020E period.

(2)	Free Cash Flow defined as EBITDA less capital expenditures.
(3)

A non-GAAP financial measure calculated by Stifel as EBITDA less cash taxes, net capital expenditures, and adjusting for changes in net working capital. This measure of Unlevered Free Cash Flow was reviewed and approved by Goldfield management for Stifel’s use in connection with its discounted cash flow analysis described in the section entitled “Opinion of the Company’s Financial Advisor” herein.

(4)	2020E figure of $(2.8) represents October 2020 through December 2020 only.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented on page 28 under the subsection “Opinion of the Company’s Financial Advisor—Goldfield Financial Analysis—Valuation of PCA—Selected Comparable Public Company Analysis” as follows:

	EV/EBITDA			EV/FCF
Company Name	LTM	FY 2020E	FY 2021E	LTM	FY 2020E	FY 2021E
EMCOR Group, Inc.	7.3x	7.6x	7.8x	7.8x	8.2x	8.5x
MasTec, Inc.	6.1x	6.6x	6.7x	7.8x	8.6x	8.2x
MYR Group Inc.	6.4x	7.1x	6.8x	9.3x	10.4x	10.6x
Primoris Services Corporation	5.2x	5.5x	5.4x	6.5x	7.7x	7.6x
Quanta Services, Inc.	10.5x	10.8x	9.5x	13.4x	14.3x	12.6x

Item 4 of the Schedule 14D-9 is hereby amended and supplemented on page 30 under the subsection “Opinion of the Company’s Financial Advisor—Goldfield Financial Analysis—Valuation of PCA—Selected Precedent Transactions Analysis” as follows:

Effective Date	Acquirer	Target	Enterprise Value ($ in millions)	EV/LTM EBITDA Multiple
4/9/20	PowerTeam Services, LLC	Miller Pipeline and Minnesota Limited	$850.0	5.1x
11/30/18	DBM Global Inc.	GrayWolf Industrial	135.0	6.8x
11/26/18	Centuri Construction Group	Linetec Services	373.8	8.5x
6/1/18	Primoris Services Corporation	Willbros Group	100.0	Negative
2/14/18	Oaktree Capital Management, L.P.	NAPEC Inc.	249.2	9.5x
4/15/16	EMCOR Group Inc.	Ardent Services, L.L.C.	205.0	7.6x
12/22/14	Court Square Capital Partners	Pike Corporation	595.0	8.4x

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second bullet on page 31 under the subsection “Opinion of the Company’s Financial Advisor—Goldfield Financial Analysis—Valuation of PCA—Discounted Cash Flow Analysis” with the following:

“Applying a range of perpetuity growth percentages from 2.5% to 3.5% which Stifel deemed relevant, based primarily on the management projections, the selected public companies growth expectations and market expectations regarding long-term real growth of gross domestic product and inflation, to PCA’s estimated 2024 unlevered cash flow.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the section titled “Legal Proceedings” in its entirety as follows:

“On December 4, 2020, Shiva Stein, a purported stockholder of the Company, filed a lawsuit against the Company and the Board (together, “Company Defendants”) in the United States District Court for the District of Delaware captioned Shiva Stein v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-01656-UNA (the “Stein Complaint”). The Stein Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(e) of the Exchange Act, (b) all Company Defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board violated Section 20(a) of the Exchange Act as control persons. As relief, the Stein Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger unless or until the Company Defendants file revised disclosures; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; (3) an accounting of all damages suffered; and (4) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 7, 2020, Hector Llorens, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned Hector Llorens v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10297 (the “Llorens Complaint”). The Llorens Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(e) of the Exchange Act, (b) all Company Defendants violated Section 14(d)(4) of the Exchange Act, (c) each member of the Board violated Section 20(a) of the Exchange Act as control persons and (d) each member of the Board breached their fiduciary duty of candor/disclosure. As relief, the Llorens Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer unless or until the Company Defendants file revised disclosures; (2) an accounting of all damages suffered; and (3) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 9, 2020, Joseph T. Mauser, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned Joseph T. Mauser v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10370 (the “Mauser Complaint”). The Mauser Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(d)(4) of the Exchange Act, and (b) each member of the Board violated Section 20(a) of the Exchange Act as control persons. As relief, the Mauser Complaint seeks, among other things, (1) a declaration that the Schedule 14D-9 is materially false or misleading; (2) to enjoin the proceeding and consummation of the Merger unless or until the Company Defendants file revised disclosures; (3) in the event the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; (4) an accounting of all damages caused and any special benefits obtained as a result of the alleged breaches of fiduciary duties; and (5) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 9, 2020, Ron Suokko, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned Ron Suokko v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10387 (the “Suokko Complaint”). The Suokko Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(e) of the Exchange Act, (b) all Company Defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board violated Section 20(a) of the Exchange Act as control persons and (d) each member of the Board breached their fiduciary duty of candor/disclosure. As relief, the Suokko Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger unless or until the Defendants file revised disclosures; (2) an accounting of all damages suffered; and (3) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 9, 2020, Lewis D. Baker, a purported stockholder of the Company, filed a lawsuit against the Company Defendants, FR Utility and Acquisition Sub (together, “Defendants”) in the United States District Court for the District of Delaware captioned Lewis D. Baker v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, Stephen L. Appel, FR Utility Services, Inc., and FR Utility Services Merger Sub, Inc., Case No. 1:20-cv-01672-UNA (the “Baker Complaint”). The Baker Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Defendants violated Section 14(e) of the Exchange Act, (b) all Defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board and FR Utility violated Section 20(a) of the Exchange Act as control persons. As relief, the Baker Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; (3) directing the members of the Board to file revised disclosures; (4) a declaration that the Defendants violated the specified securities laws; and (5) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 11, 2020, George C. Feng and Tom Feng, purported stockholders of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Southern District of New York captioned George C. Feng and Tom Feng v. The Goldfield Corporation, David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-10496 (the “Feng Complaint”). The Feng Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(e) of the Exchange Act, (b) all Company Defendants violated Section 14(d)(4) of the Exchange Act and Rule 14D-9 of the Exchange Act and (c) each member of the Board violated Section 20(a) of the Exchange Act as control person. As relief, the Feng Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; (3) directing the members of the Board to file revised disclosures; (4) a declaration that the Defendants violated the specified securities laws; and (5) plaintiff’s attorneys’ and experts’ fees and expenses.

On December 11, 2020, Kristin Thoden, a purported stockholder of the Company, filed a lawsuit against the Company Defendants in the United States District Court for the Eastern District of New York captioned Kristen Thoden v. David P. Bicks, Harvey C. Eads, Jr., John P. Fazzini, Danforth E. Leitner, and Stephen L. Appel, Case No. 1:20-cv-06058 (the “Thoden Complaint”). The Thoden Complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all Company Defendants violated Section 14(e) of the Exchange Act, (b) all Company Defendants violated Section 14(d)(4) of the Exchange Act and Rule 14D-9 of the Exchange Act and (c) each member of the Board violated Section 20(a) of the Exchange Act as control person. As relief, the Thoden Complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger unless or until the Company Defendants file revised disclosures; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; (3) a declaration that the Defendants violated the specified securities laws; and (4) plaintiff’s attorneys’ and experts’ fees and expenses.

In each of the Complaints, the alleged omissions of material information or misleading disclosures relate to, among other things, certain financial data and analyses underlying Stifel’s opinion, and that the failure to adequately disclose such information constitutes a violation of the Exchange Act and/or the Board’s fiduciary duties under Delaware law.

Goldfield believes the claims asserted in the Complaints are without merit. However, to moot certain of the plaintiffs’ disclosure claims in the Complaints, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, the Company has determined to supplement this Schedule 14D-9 with the disclosures set forth in Item 4 above. Nothing in the supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein. To the contrary, the Company denies all allegations in the Complaints that any additional disclosure was or is required.

On December 15, 2020, the plaintiffs in the referenced Complaints agreed that the supplemental disclosures set forth herein “moot” their respective Complaints and that, as a result, they would voluntarily dismiss their respective Complaints. Following the expiration of the Offer, the parties will attempt to resolve plaintiffs’ counsel’s anticipated request for an award of attorneys’ fees and expenses based on the purported benefit they contend was conferred on Goldfield’s stockholders as a result of the supplemental disclosures set forth herein. If agreement cannot be reached, plaintiffs’ counsel have reserved their rights to seek a fee and Defendants have reserved their right to challenge that fee application.

Additional complaints may be filed against Goldfield, the Board, FR Utility and/or Acquisition Sub in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE GOLDFIELD CORPORATION

By:	/s/ STEPHEN R. WHERRY
Name: Stephen R. Wherry

Title: Acting Co-Chief Executive Officer, Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

(Co-Principal Executive Officer and Principal Financial and Accounting Officer)

Dated: December 17, 2020